July 19, 2013

Via Edgar

Mr. Mark P. Shuman

Branch Chief – Legal

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	Liquid Holdings Group, LLC
Registration Statement on Form S-1 (File No. 333-187859)

Dear Mr. Shuman:

Liquid Holdings Group, LLC, a Delaware limited liability company to be converted into a Delaware corporation prior to the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Company”), hereby requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-187859) be accelerated and that it be declared effective July 23, 2013 at 4:01 p.m. Eastern time, or as soon as practicable thereafter.

The Company hereby authorizes Glenn R. Pollner or Edwin M. O’Connor, both of whom are attorneys with the Company’s outside legal counsel, Gibson, Dunn & Crutcher LLP, to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is the Company’s understanding that its registration of the common stock of the Company under the Securities Exchange Act of 1934 on Form 8-A shall automatically become effective upon the later of the Commission’s receipt of certification from the NASDAQ Global Select Market regarding the common stock of the Company and the effectiveness of the Registration Statement.

Please do not hesitate to contact either Mr. Pollner at (212) 351-2333 or Mr. O’Connor at (212) 351-2445 with any questions or comments with respect to this letter.

Very truly yours,
Liquid Holdings Group, LLC

Date: July 19, 2013	By:	/s/ Brian Storms
	Name:	Brian Storms
	Title:	Chief Executive Officer

cc:	Glenn R. Pollner, Gibson, Dunn & Crutcher LLP
Edwin M. O’Connor, Gibson, Dunn & Crutcher LLP
Jose Ibietatorremendia, Liquid Holdings Group, LLC

July 19, 2013

Mr. Mark P. Shuman

Branch Chief – Legal

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Liquid Holdings Group, LLC
Registration Statement on Form S-1 (SEC File No. 333-187859)

Dear Mr. Shuman:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Liquid Holdings Group, LLC that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on July 23, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that between July 8, 2013 and July 19, 2013 the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated July 8, 2013 (the “Preliminary Prospectus”):

No. of Copies
Institutions	65
Others	510
Total	575

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriter has confirmed that it is complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

SANDLER O’NEILL & PARTNERS, L.P.

By: SANDLER O’NEILL & PARTNERS, L.P.

By: Sandler O’Neill & Partners, Corp.,

the sole general partner

By: /s/ Robert A. Kleinert

       Robert A. Kleinert

       An Officer of the Corporation

(Liquid Holdings Group, LLC – Underwriter’s Acceleration Request)